
August 26, 2015

Via Email
Rama Padmanabhan, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121

     Re: **Ikanos Communications, Inc.**
              Schedule TO-T filed by King Acquisition Co., Qualcomm Atheros, Inc. and
              Qualcomm Incorporated.
              Filed August 19, 2015
              File No. 05-81084

Dear Ms. Padmanabhan:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Background of the Offer, page 21

1.   We refer to disclosure regarding the negotiations that occurred amongst the filing parties and Tallwood and Alcatel. Please supplement your disclosure to address the material items discussed and/or points of contention and how they were ultimately resolved.

2.   Your disclosure indicates that the filing parties have already designated "certain" Ikanos employees to enter into employment agreements. Additionally, Ikanos' SC 14D-9 discloses that you expect Mr. Pal to remain an officer in the post-merger entity. Your disclosure, however, regarding post-merger employment matters is limited. Please

substantially revise your discussion in the Background section to disclose any material discussions involving retention and/or continuing relationships involving the filing parties and Ikanos' executive officers and/or directors in the post-merger entity. Include a description of discussions regarding the type of compensatory arrangements (equity and non-equity) that are planned or that were negotiated or agreed upon. We may have further comment.

3. We refer to Schedule 6.15 of the Merger Agreement or the "Retained Employees" schedule. Please supplementally provide us with this schedule. Additionally, in responding to comment 3, please disclose whether any of the persons identified in Schedule 6.15:

    (i)   are executive officers and/or directors of Ikanos; and/or,
    (ii)   have already entered into employment agreements.

Tender and Support Agreement, page 45

4. Please update your disclosure to indicate whether the Supporting Stockholders have tendered their shares pursuant to the terms of the agreement.

5. Please simplify by way of an example, the disclosure regarding the amount of securities Supporting Stockholders may withdraw upon the Ikanos Board changing its recommendation. Clarify further the intended effect of this provision and its impact on the filing persons' beneficial ownership of shares of the company following such an event.

Conditions of the Offer, page 49

6. We note disclosure that each of the conditions to the offer constitutes an ongoing right that may be asserted "at any time from time to time." Please revise to clarify that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to the offer's expiration.

7. When an offer condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

8. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the offerors should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless

the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

*　　*　　*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions